China Teletech Limited
Room A, 20/F
International Trade Residential and Commercial Building
Nanhu Road, Shenzhen, China

November 28, 2011

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re:	China Teletech Limited
Request to Withdraw Registration Statement on Form S-1
File No. 333-167198

Dear Mr. Spirgel:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, China Teletech Limited (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-167198), together with all amendments and exhibits thereto (the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement because it has elected not to pursue the sale of the securities included therein at this time. No securities were sold pursuant to the Registration Statement.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the Registration Statement or this letter.

Very truly yours,

China Teletech Limited

/s/  Yuan Zhao
By: Yuan Zhao
Chief Financial Officer